UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	ERR dated 2 June 2011
Exhibit No. 2	FRN Variable Rate Fix dated 2 June 2011
Exhibit No. 3	FRN Variable Rate Fix dated 2 June 2011
Exhibit No. 4	Antony Jenkins speaks at investor conference dated 7 June 2011
Exhibit No. 5	Chris Lucas speaks at investor conference dated 9 June 2011
Exhibit No. 6	FRN Variable Rate Fix dated 9 June 2011
Exhibit No. 7	Director/PDMR Shareholding dated 14 June 2011
Exhibit No. 8	Barclays Investor Seminar dated 15 June 2011
Exhibit No. 9	Director/PDMR Shareholding dated 15 June 2011
Exhibit No. 10	FRN Variable Rate Fix dated 16 June 2011
Exhibit No. 11	FRN Variable Rate Fix dated 16 June 2011
Exhibit No. 12	FRN Variable Rate Fix dated 17 June 2011
Exhibit No. 13	FRN Variable Rate Fix dated 17 June 2011
Exhibit No. 14	FRN Variable Rate Fix dated 20 June 2011
Exhibit No. 15	Director/PDMR Shareholding dated 20 June 2011
Exhibit No. 16	FRN Variable Rate Fix dated 21 June 2011
Exhibit No. 17	FRN Variable Rate Fix dated 21 June 2011
Exhibit No. 18	Publication of Prospectus dated 22 June 2011
Exhibit No. 19	FRN Variable Rate Fix dated 23 June 2011
Exhibit No. 20	FRN Variable Rate Fix dated 24 June 2011
Exhibit No. 21	Additional Listing dated 29 June 2011
Exhibit No. 22	Total Voting Rights dated 30 June 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/06/11
Issue	¦ Barclays Bank Plc - Series 171 - GBP 1,500,000,000 FRN due 2nd Dec 2011

ISIN Number	¦ XS0403435638
ISIN Reference	¦ 40343563
Issue Nomin GBP	¦ 1,500,000,000
Period	¦ 02/06/11 to 02/12/11		Payment Date 02/12/11
Number of Days	¦ 183
Rate	¦ 1.395
Denomination GBP	¦ 50,000	¦ 1,500,000,000	¦ 1,000

Amount Payable per Denomination	¦ 349.71	¦ Pok10,491,164.38	¦ XS0403435638

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/06/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/06/11 to 05/07/11		Payment Date 05/07/11
Number of Days	¦ 29
Rate	¦ 1.24018
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 49.95	¦ 1.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/06/11
Issue	¦ Barclays Bank Plc - Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 06/06/11 to 06/09/11		Payment Date 06/09/11
Number of Days	¦ 92
Rate	¦ 1.052
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦ 1,000

Amount Payable per Denomination	¦ 268.84	¦ Pok3,629,400.00	¦ XS0416756327

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4
07 June 2011

Barclays PLC

Antony Jenkins speaks at New York investor conference

Antony Jenkins, Chief Executive of Retail and Business Banking is speaking today at the Deutsche Bank Global Financial Services Conference in New York.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Perry Jones
+44 (0) 20 7116 5752	+44 (0) 20 7116 7226

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.5
09 June 2011

Barclays PLC

Chris Lucas speaks at Paris investor conference

Chris Lucas, Group Finance Director, Barclays PLC is speaking today at the Goldman Sachs European Financials Conference in Paris.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 09/06/11
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 13/06/11 to 12/09/11		Payment Date 12/09/11
Number of Days	¦ 91
Rate	¦ 0.4495
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.14	¦ Pok113.62	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7
14 June 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC (the "Company") was notified on 13 June 2011 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 10 June 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") and their connected persons had received ordinary shares in the Company under the Plan at a price of 261.14p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Broadbent	56
A Carnwath	4
C Lucas	567
M Harding	13
A Jenkins	51

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R Broadbent	40,915	-
A Carnwath	41,207	-
C Lucas	293,778	-

Exhibit No.8

15 June 2011

Barclays PLC

Investor Seminar

Barclays PLC ("Barclays") is holding an investor seminar this afternoon. The presentations by Bob Diamond and the executive team reiterate the Barclays  strategy and financial targets for 2013 and outline the plans for each business over this period.  In particular, the presentations reaffirm the Barclays target return on equity of 13% by 2013 and outline a number of new targets including generating additional income of between £4.3bn and £6.4bn by 2013 relative to 2010.

The seminar commences at 14:00 London time and will be webcast live via www.barclays.com/investorrelations.  The accompanying presentation slides will also be made available for viewing contemporaneously in the Presentations section of the same website.  Speech transcripts will be posted later in the day.

In addition to the webcast, the seminar can be accessed as a live conference call on 020 3059 5866 (UK) or + 44 20 3059 5866 (all other locations). Access code: 'Barclays'.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people.  Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.9

15 June 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 14 June 2011 that, on 10 June 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") and their connected persons had received ordinary shares in the Company as follows at a price of 263.75p per share:

Director/PDMR	No. of shares received
M Agius	440
R E Diamond Jr	2,850
T Kalaris	15,014

2. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 15 June 2011 that, on 14 June 2011 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the interim dividend for the year ended 31 December 2011, for the following Directors/PDMRs at a price of 260.50p per share:

Director/PDMR	No. of shares received
C Lucas	8
M Harding	5
R Le Blanc	1

3. The nominee of the Barclays ESAS Nominee Arrangement confirmed to the Company on 14 June 2011 that the independent trustee of ESAS had on 10 June 2011 exercised its discretion and re-invested an amount equal to the interim dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 260.89p per share for the following Directors/PDMRs.  The number of shares received is as follows:

Director/PDMR	No. of shares received
R E Diamond Jr	5,920
J del Missier	4,264
T Kalaris	2,261
A Jenkins	285
R Le Blanc	278
R Ricci	1,331

The number of shares held in the Barclays ESAS Nominee Arrangement form a proportion of the shares which were provisionally allocated by the trustee under ESAS on 21 March 2006 and 21 March 2007.

4. The independent nominee of the Barclays Corporate Nominee Arrangementnotified the Company on 14 June 2011 that it had on 10 June 2011 exercised its discretion and re-invested the interim dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 260.89p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
C Lucas	326
R Le Blanc	1,282

5.  The independent trustee of the Company's employee benefit trust notified the Company on 14 June 2011, that it had on 10 June 2011, following the reinvestment of the interim dividend for the period ended 31 December 2011, acquired ordinary shares of the Company which are now held in a nominee account by Appleby Nominees (Jersey) Limited (''Appleby Nominee'') for Directors and PDMRs at a price of 260.89p per share.  The number of shares received is as follows:

Director/PDMR	No. of shares received
R E Diamond Jr	1,046
C Lucas	211
J del Missier	596
M Harding	252
A Jenkins	528
T Kalaris	833
R Le Blanc	363
R Ricci	695

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	116,584	-
R E Diamond Jr	12,707,276	-
C Lucas	294,323	-

Exhibit No.10

London--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/06/11
Issue	¦ Barclays Bank PLC - Series 132 - EUR 40,000,000 SUB FRN due 19 Jun 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦ 17040162
Issue Nomin EUR	¦ 40,000,000
Period	¦ 20/06/11 to 19/12/11		Payment Date 19/12/11
Number of Days	¦ 182
Rate	¦ 2.192
Denomination EUR	¦ 40,000,000	¦	¦

Amount Payable per Denomination	¦ 443,271.11	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/06/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 20/06/11 to 19/07/11		Payment Date 19/07/11
Number of Days	¦ 29
Rate	¦ 1.1358
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 91.50	¦ Pok1,829,900.00	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2011 TO 18-Jul-2011 HAS BEEN FIXED AT 1.18 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Jul-2011 WILL AMOUNT TO:
GBP 51.62 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2011 TO 18-Jul-2011 HAS BEEN FIXED AT 1.18 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Jul-2011 WILL AMOUNT TO:
GBP 51.62 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 20/06/11
Issue	¦ Barclays Bank PLC - Series no 86 - EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100,000,000
Period	¦ 22/06/11 to 22/09/11		Payment Date 22/09/11
Number of Days	¦ 92
Rate	¦ 1.98
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 506,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15
20 June 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC ("the Company") was notified by a third party custodian on 20 June 2011 that, on 16 June 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, Ms A Carnwath received 151 ordinary shares in the Company at a price of 263.75 pence per share.

Following this transaction, Ms Carnwath has a total beneficial interest in 41,358 ordinary shares in the Company.

2.  The Company was notified by a third party custodian on 17 June 2011 that, on 16 June 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, Mr T Kalaris and his connected persons received 2,122 ordinary shares in the Company at a price of 263.75 pence per share.

Exhibit No.16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 21/06/11
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/06/11 to 23/09/11		Payment Date 23/09/11
Number of Days	¦ 92
Rate	¦ 1.87
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 238,944.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.17

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 21/06/11
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/06/11 to 23/09/11		Payment Date 23/09/11
Number of Days	¦ 92
Rate	¦ 0.4205
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 1,611,916.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.18

Publication of Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 22 June 2011 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9334I_1-2011-6-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.19

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 23/06/11
Issue	¦ Barclays Bank PlLC - Series 134 - EUR 100,000,000 Fixed/Floating Rate Notes due 27 Jun 2018

ISIN Number	¦ XS0171418568
ISIN Reference	¦ 17141856
Issue Nomin EUR	¦ 100,000,000
Period	¦ 27/06/11 to 27/06/12		Payment Date 27/06/12
Number of Days	¦ 360
Rate	¦ 2.054
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 2,054,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.20

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 24/06/11
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 28/06/11 to 28/09/11		Payment Date 28/09/11
Number of Days	¦ 92
Rate	¦ 1.918
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 490,155.56	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.21

Application has been made to The UK Listing Authority and The London Stock Exchange for block listings totalling 183,400,000 Ordinary shares of 25 pence each to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of Barclays PLC.

The Block listings consist of 175,000,000 shares to be issued under the Barclays Group Share Value Plan and 8,400,000 shares to be issued under the Barclays Long Term Incentive Plan.

Exhibit No.22

30 June 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,189,349,090 ordinary shares with voting rights as at 29 June 2011. There are no ordinary shares held in Treasury.

The above figure (12,189,349,090) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.